Icon Vapor, Inc.

8525 Arjons Drive, Suite A

San Diego, CA 92126

(858) 564-9513

April 23, 2015

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Icon Vapor, Inc.
Amendment No. 6 to Registration Statement on Form 10
Filed March 25, 2015
File No. 000-55284

Dear Ms. Ravitz:

Icon Vapor, Inc., a California corporation (the “Company”), has received and reviewed your letter of April 6, 2015, pertaining to Company’s Amended Registration Statement on Form 10 as filed with the Securities & Exchange Commission (the “Commission”) on March 25, 2015, (the “Filing”), File No. 000-55284.

Specific to your comments, please find our responses below. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 6, 2015.

1. Please revise your disclosure further to clarify that (1) the amended Form 1-A filed November 14, 2013 was not qualified and, if true, (2) Kodiak continues to hold the 600,000 shares of common stock you issued to it on August 28, 2013, and would not be permitted to resell those shares except under the terms of the original Form 1-A or another valid exemption from registration. If Kodiak does not continue to hold the shares, please revise the risk factor to discuss the risks associated with the failure of the Form 1-A/A to qualify, if any.

RESPONSE:

We have revised the Filing accordingly, see page

In connection with the Company’s responding to the comments set forth in the April 6, 2015, letter, the Company acknowledges that:

●     The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

●     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

●     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Daniel Balsiger
Daniel Balsiger
CEO and President